Changes in Affiliates (New Affiliate)

POSCALCIUM Company, Ltd. is a new affiliate company of the POSCO Group. POSCO Refractories & Environment Company, Ltd., an affiliate of POSCO, owns 70 percent of the total issued and outstanding shares of POSCALCIUM Company, Ltd.

Company to be affiliated:

• Company Name: POSCALCIUM Company, Ltd.

• Total Assets (KRW): 3,000,000,000

• Total Shareholders’ Equity (KRW): 3,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 3,000,000,000

• Current total number of affiliated companies: 127